

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2020

Wenjie Tang
Chief Executive Officer
AGM Group Holdings Inc.
c/o Creative Consultants (Hong Kong) Limited
Room 1502-3 15/F., Connaught Commercial Building, 185 Wanchai Road
Wanchai, Hong Kong

> **Re: AGM Group Holdings Inc.**
> **Registration Statement on Form F-3**
> **Filed March 5, 2020**
> **File No. 333-236897**

Dear Mr. Tang:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. We note that your wholly-owned subsidiary entered into an equity transfer agreement to acquire 100% of the equity of Yushu Kingo City Real Estate Development Co., Ltd. ("Yushu Kingo") in exchange for 2,000,000 of your Class A ordinary shares, valued at $15 per share, and up to $20,000,000 in cash. As this acquisition appears to be both probable and in excess of 50% significance, please tell us what consideration you have given to providing financial statements and pro forma financial information for Yushu Kingo pursuant to Rule 3-05 and Article 11 of Regulation S-X. Please provide the significance computations set forth in Rule 1-02(w) of Regulation S-X to support your conclusions and refer to Item 5(b)(1) of Form F-3.

2.   We note your disclosure that you may issue share purchase units that may consist of the securities of third parties. Please advise us how you anticipate conducting such offerings under the registration and disclosure requirements of the Securities Act. For example, please advise us of the disclosure you will provide in the applicable prospectus supplement or other offering materials, including, as necessary, any required financial statement and non-financial statement disclosure about the issuer of such securities. For guidance, please refer to the Morgan Stanley & Co., Inc. no action letter (June 24, 1996) and Securities Act Sections Compliance and Disclosure Interpretation 203.03.

<u>Signatures, page II-4</u>

3.   While we note that your CEO and CFO have signed the registration statement on behalf of the company, please ensure that both sign the registration statement in their individual capacities.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Technology

cc: William S. Rosenstadt, Esq.